

November 1, 2012

Via E-mail
Mr. Michael J. McGuire
Chief Financial Officer
Endurance Specialty Holdings Ltd.
Wellesley House
90 Pitts Bay Road
Pembroke HM 08, Bermuda

Re: **Endurance Specialty Holdings Ltd.**
               Form 10-K for the Fiscal Year Ended December 31, 2011
               Filed February 29, 2012
               File No. 001-31599

Dear Mr. McGuire:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information you provide in response to these comments, we may have additional comments and/or request that you amend your filing.

Results of Operations
Years Ended December 31, 2011, 2010 and 2009
Net Losses and Loss Expenses, page 67

1. You disclose that in 2011 you have recorded $466.7 million in loss reserves related to the Thailand floods, Hurricane Irene, Danish floods, brushfires in Texas, the Tohuko, Japan earthquake and tsunami, the Christchurch, New Zealand earthquake, Queensland, Australia floods, Midwest United States tornadoes and multiple storms in the Midwest. You also disclose that in 2010 you have recorded $81.1 million in loss reserves related to the Chilean earthquake, New Zealand earthquake, and European Windstorm Xynthia. Please provide proposed disclosure to be included in future filings which quantifies the amount of reserves recorded in each year presented for each significant catastrophe event that occurred.

Note 5. Reserve for losses and loss expenses, page 124

2. Your loss development table is presented net of reinsurance. Please revise your loss development table to present the information required by Industry Guide 6 on a gross basis for all fiscal years.

Notes to the Consolidated Financial Statements
Statutory requirements and dividend restrictions, page 143

3. Please address the following by providing us, as applicable, an explanation or proposed disclosure to be included in future periodic reports:
    * Disclose the amount of statutory capital and surplus and statutory net income (loss) for your Other operations. It is not acceptable to put N/A for these items because you are in the process of completing these statutory statements. Refer to ASC 944-505-50-1a and rule 7.03(a)(23)(c) of Regulation S-X.
    * Disclose the amount necessary to satisfy each regulatory requirement for each of your subsidiaries. Refer to ASC 944-505-50-1b. We note that have referred to more than one requirement for Endurance Bermuda, no requirements for Endurance US and one requirement for Endurance UK.
    * Disclose the amount of retained earnings restricted or free of restrictions of payment of dividends to Endurance Specialty Holdings Ltd.'s stockholders. Refer to Rule 4-08(e)(1) of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:
    * the company is responsible for the adequacy and accuracy of the disclosure in the filing;
    * staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to this filing; and
    * the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Michael J. McGuire
Endurance Specialty Holdings Ltd.
November 1, 2012
Page 3

You may contact Dana Hartz, Staff Accountant, at (202) 551-3648 or Joel Parker, Accounting Branch Chief, at (202) 551-3651 if you have questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant